

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Ronald Tealer
Managing Member, Chief Executive Officer, Secretary, Director
Oriel Capital Partners, LLC
6300 Powers Ferry Road., Suite 600-264
Atlanta, GA 30339-2919

>   **Re: Oriel Capital Partners, LLC**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed July 16, 2012**
>   **File No. 024-10307**

Dear Mr. Tealer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General Risks, page 5

"No Reliance of Prior Performance of Officers," page 7

1.   Please clearly indicate that the officers of the company do not have any prior experience in operating a business similar to the company's business. If the officers have such experience, please disclose, elsewhere in the prospectus, a summary of each officer's real estate experience in the last ten years. This summary should include:

- total amount of money raised from investors and the total number of investors, if applicable;

- number of properties purchased and location by region;

- aggregate dollar amount of properties purchased;

- percentage (based on purchase prices rather than on number) of properties that are commercial and residential;

- percentage (based on purchase prices) of new, used or construction properties;

- number of properties sold; and

- discussion of those major adverse business developments or conditions experienced by any of the properties managed by such officer that would be material to investors in you.

Financial Statements

General

2.   Please revise the financial statements and the notes thereto to clearly label each page as unaudited. Specifically, type unaudited in each of the heading pages of the financial statements and notes thereto. This comment should be applied to each of the three sets of financial statements which you have provided.

3.   It appears from your disclosure under the section "No Operating History" that the registrant's date of inception is April 21, 2011. Please update each set of financial statement headings to specifically notate the date of inception. For example, type "For the Period from April 21, 2011 (the date of inception) to March 31, 2012" for the heading that now states "For the Period from the Date of Inception to March 31, 2012".

Statement of Changes in Member's Equity

4.   In an amended filing, please provide a distinct and separate Statement of Changes in Member's Equity for each of the three sets of financial statements which you have provided. Please provide a full heading for the Statement of Changes in Member's Equity because this is an autonomous financial statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, (202) 551-3439, Jennifer Monick, Accounting Reviewer, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief